SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Extraordinary Shareholders’ Meeting” dated on January 03, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Announces the Extraordinary General Shareholders’ Meeting

January 03, 2005 (01 page)

For more information, contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo, Brazil – January 03, 2005) - The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on January 19, 2005, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

I.	Modify and consolidate the Company’s bylaws as follows: (a) remove the Vice-Presidency of Corporate and Regulatory Strategy and the Vice-Presidency of Businesses with Operators and create the Vice-Presidency of Regulation and Businesses with Operators and the Vice-Presidency of Domestic Businesses (article 20, caput and paragraph one); (b) adapt the attributions of the Executive Board, in light of the modification described in item “a” (article 22, paragraph two and article 23, letters from A to L); (c) approve the consolidate bylaws.

II.	Appoint the members of the Board of Directors to complement the terms.

III.	Approve the signing of the purchase contract to acquire the control of Atrium Telecomunicações Ltda, in accordance with the article 256 of the Law #6404/76.

GENERAL INSTRUCTIONS

A)	The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 16th floor, São Paulo-SP, Secretaria Geral, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on January 17, 2005 at 11:00 hours; in the case of entities, the powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation;

B)	The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity from January 17, 2004 on, inclusive;

C)	According to CVM Edicts #165 dated as of December 11, 1991 and #282 dated as of June 26, 1998, the minimum percentage of participation in the voting capital stock required to adopt the procedure of multiple voting for the election of members of the Board of Directors is 5% (five percent).

D)	The relevant documents related to the agenda that will be discussed in the Shareholders’ Meeting are available to the shareholders at the aforementioned address and time.

São Paulo, January 03, 2005

Fernando Xavier Ferreira

Chairman, Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: January 03, 2005.	By:	/s/ Daniel de Andrade Gomes
Name: Daniel de Andrade Gomes
Title: Investor Relations Director